Exhibit 99.1

Canopy Growth Announces Purchase of Majority Stake in Biosteel Sports Nutrition Inc

SMITHS FALLS, ON and TORONTO, Oct. 2, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that it has completed an all-cash transaction to purchase a majority stake in BioSteel Sports Nutrition Inc. ("BioSteel"), a leading producer of sports nutrition products. The transaction provides Canopy Growth with a significant platform to enter the sports nutrition and hydration segment, and lays the groundwork for the adoption of cannabidiol ("CBD") in future product offerings in accordance with regulations globally including products to be sold in the U.S. containing CBD sourced from federally permissible industrial hemp.

Founded in 2009, BioSteel's focus on premium natural ingredients, product transparency, and identifying the essential nutrients needed to power physical activity has led to the brand achieving a reputation for being the hydration product provider of choice for high performance athletes. BioSteel products have been purchased by over 70% of the teams in North America's four major sports leagues and ambassadors of the brand include: Ezekiel Elliott, of the Dallas Cowboys; Connor McDavid, of the Edmonton Oilers; WTA player, Eugenie Bouchard; Andrew Wiggins with the Minnesota Timberwolves; Tyler Seguin with the Dallas Stars; Jalen Ramsey, with the Jacksonville Jaguars; NHL Hall of Famer, Wayne Gretzky; Gleyber Torres, with the New York Yankees; and Smiths Falls very own, LPGA golfer Brooke Henderson. In particular, Elliott's agreement with BioSteel allows them to activate the star running back as the leading endorser of CBD products once permitted by the NFL. To date no active player has been able to do so.

In addition, BioSteel has national organizational partnerships with USA Hockey, Canada Basketball, Athletics Canada and the Professional Hockey Players Association. The company has 10,000+ points of distribution in Canada and the U.S. and continues to expand in both markets and into Europe.

"BioSteel has a reputation for being a best-in-class provider of natural sports nutrition products and all of its products are well positioned to benefit from the increasing trend of plant-based and all-natural products, preferred not only by professional athletes, but active consumers as well," commented Mark Zekulin, CEO, Canopy Growth. "This acquisition allows us to enter the sports nutrition space with a strong and growing brand as we continue towards a regulated market of food and beverage products that contain cannabis. We view the adoption of CBD in future BioSteel offerings as a potentially significant and disruptive growth driver for our business."

"The use and acceptance of CBD-based products in the professional sports landscape has changed. We have witnessed the negative effects of prescription painkillers and athletes are looking for healthier alternatives," said Michael Cammalleri, Co-Founder and Co-CEO, BioSteel Sports Nutrition. "Its presence is already commonplace amongst NHL players and as a regular CBD user myself, I couldn't be more proud to champion BioSteel's evolution and leadership in this space."

"Since inception, BioSteel has taken great pride in being at the forefront of healthy and natural sports nutrition. Joining Canopy Growth, the world leader in cannabis research, development and production, reflects the natural evolution of our brand and will allow us to expand our product offering and global distribution," said John Celenza, Co-Founder and Co-CEO, BioSteel Sports Nutrition. "The consumer market and many of our athletes have a growing knowledge of cannabis and CBD products and this partnership ensures that we will continue to raise the bar in the sports nutrition field."

Today's announcement further advances Canopy Growth's ongoing multi-faceted strategy to enter new markets with a platform spanning production, distribution and marketing of CBD products derived from hemp and cannabis in accordance with regulations across a number of different verticals. The transaction gives Canopy Growth a 72% stake in BioSteel with an agreed upon path to 100% ownership.

Paradigm Capital Inc. has acted as BioSteel's financial advisor and McCarthy Tetrault LLP has acted as BioSteel's legal counsel in connection with the transaction.

BioSteel Factsheet

  BioSteel's origins date back to 2005, when the first non-commercial version of BioSteel's Sports Hydration Mix #DrinkThePink, was created.
  BioSteel's core executive team include: John Celenza, Co-Founder & Co-CEO and one of Canada's top sports and nutrition executives; Andrew Nichols, Chief Revenue Officer and former managing director in Canada for leading footwear brand, Crocs; and Michael Cammalleri, Co-Founder & Co-CEO and a former NHL player who played 16 seasons with the LA Kings, Calgary Flames, Montreal Canadiens, New Jersey Devils and Edmonton Oilers. Cammalleri has now assumed a full-time role with the business and is a driving force behind BioSteel's growth and future plans.
  The key success factor in BioSteel's Sports Hydration Mix #DrinkThePink is a focus on natural ingredients and superior performance. Their Sports Hydration Mix is free of sugar, stimulants, gluten and artificial colours/flavours, in stark contrast to mainstream sports drink competitors.
  The original non-commercial version of this flagship product was designed by Matt Nichol in 2005 following the announcement of new drug testing regulations in the NHL. By 2009, BioSteel was marketing its Sports Hydration Mix #DrinkThePink for sale to professional sports teams in North America and began to gain a reputation as the hydration product of choice for high performance athletes.
  Today, BioSteel products continue to be designed for professional athletes in addition to a growing active consumer base. Its product offerings include the original Sports Hydration Mix #DrinkThePink, whey and plant-based proteins, everyday essentials (sports greens, vitamins, collagen, etc.) performance supplements (creatine, BCAAs, etc.) and merchandise.
  BioSteel has curated a roster of some of the best athletes in professional sports and leverages these relationships to drive marketing awareness and consumer appeal. A key facet of the BioSteel brand is authenticity, which is reinforced by the fact that each Team BioSteel athlete actually uses BioSteel products. #TEAMBIOSTEEL has a combined following over 10 million followers between Twitter, Instagram and Facebook.

Here's to Future Growth (fueled by BioSteel).

 About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

The Company has operations in over a dozen countries across five continents. The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 5.2 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

About BioSteel
BioSteel is a North America operated sports nutrition company that was built on the mandate of providing the safest, healthiest, and most effective line of nutritional products available. BioSteel's line of nutritional products ranges from a sugar and caffeine free sports beverage with no artificial flavours, colours, or preservatives, to a line of proteins and everyday essentials. BioSteel products are currently readily available across North America, and globally with select retail partners or direct to consumers online,through www.biosteel.com.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include leading endorser of CBD products once permitted by the NFL and undergoing expansion into the U.S and Europe. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including CBD regulations, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Canopy Growth, Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; BioSteel Sports Nutrition, James Lamont, Director of Communications, jlamont@biosteel.com, 416-859-5870

CO: Canopy Growth Corporation

CNW 06:30e 02-OCT-19